March 17, 2011

Anthony Geron, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Re: Aberdeen Chile Fund, Inc.
    File Nos. 333-172627 and 811-05770

Dear Mr. Geron:

    On March 4, 2011, you filed a registration statement on Form N-2 with respect to the proposed offering of additional shares of common stock of the Aberdeen Chile Fund, Inc. (the "Fund") on an immediate, delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Prospectus Summary — Investment Policies (Page 1)

1.   The second paragraph of this section defines Chilean securities. Please explain to us how criteria (a) through (c) determine that a company's assets are exposed to the economic fortunes and risks of Chile. See Investment Company Act Release No. 24828, text at note 26 (Jan. 17, 2001).

Prospectus Summary — Risks (Page 4)

2.   This section provides a caption heading for "High-Yield Securities Risk." Because high-yield securities include debt securities commonly referred to as "junk bonds," please modify this caption heading to read "High-Yield/Junk Bond Securities Risk." Also, in the earlier section for "Investment Policies," please disclose the Fund's investment limit relative to high yield/junk bond investments.

Prospectus Summary — Dividends and Distributions (Page 9)

3.   Disclosure in this section states that the Fund's current 10% distribution rate is paid from current income supplemented by realized capital gains, with any shortfall paid from "paid-in capital." Please modify disclosure in this section to include the fact that this last distribution element represents a return of the investor's original investment in the Fund, and describe the immediate and long term tax implications for shareholders associated with payments of a return of capital.

Summary of Fund Expenses (Page 10)

4.   The third caption to the table, as well as footnote 1 to this caption, refers to offering expenses "borne by the Fund." Since all the fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words "borne by the Fund" from both the caption and footnote.

Investment Policies — Securities Options (Page 15)

5.   This section describes the investment strategy of the Fund relative to the use of options. Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/ investment/guidance/ici073010.pdf.

Risks and Special Considerations (Pages 20-25)

6.   Several of the specific risks discussed in this section are not summarized in the "Prospectus Summary — Risks" section on page 4 of the prospectus. Accordingly, please provide summary risk disclosure in the Summary section for "Foreign Securities Risk," "Foreign Custody," "Risks of Securities Options," "Risk of Securities Index Options," and "Securities Lending Risk."

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws (Page 33)

7.   This section describes provisions in the Fund's Articles of Incorporation and By-laws that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions, or to modify its structure. Please add disclosure in this section regarding the rationale for adopting these provisions, and the positive and negative effects of these provisions. See Guide 3 to Form N-2.

8.   The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov.

15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn 111510.htm). Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Statement of Additional Information

Management of the Fund (Page S-1)

9.   The table of information regarding the Fund's directors provides disclosure of other directorships held by each director. Please provide disclosure in this section of other directorships held by each director for the past five years. See Item 18.6(b) of Form N-2.

General Comments:

10.   Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Law Clerk